Mail Stop 4561   July 31, 2008

Kevin Farragher, Chief Executive Officer
Rydex Investments
9601 Blackwell Road
Suite 500
Rockville, MD 20850

> **Re: CurrencyShares Singapore Dollar Trust**
> **CurrencyShares South African Rand Trust**
> **CurrencyShares Hong Kong Dollar Trust**
> **CurrencyShares Russian Ruble Trust**
> **Registration Statements on Form S-1**
> **Filed July 21, 2008**
> **File Nos. 333-150684, 333-150685, 333-150686 and 333-150687**

Dear Mr. Farragher:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to comment 1(a) relating to the South African Rand Trust. In the supporting document provided, it appears that GDP was $239 billion. Your disclosure on page 20 indicates that the 2006 GDP was $255 billion. Please revise or provide supporting materials demonstrating that 2006 GDP was $255 billion. To the extent more recent information is available please update your disclosure accordingly.

The value of the shares relates directly to the value… page 9

2.   We note that for the Singapore Dollar, Hong Kong Dollar, and Russian Ruble
        Trust, you did not include information responsive to comment 7 of our letter dated
        June 4, 2008. Please revise this risk factor for each of these filings to respond to
        this comment.

        As appropriate, please amend your registration statements in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish cover letters with your amendments that key your
responses to our comments and provide any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Robert Telewicz at (202)551-3438 or Kevin Woody,
Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments
on the financial statements and related matters. Please contact Stacie Gorman at
(202)551-3585 or me at (202)551-3852 with any other questions.

                                                Sincerely,

                                                Michael McTiernan
                                                Special Counsel

cc: George T. Simon, Esquire (by facsimile)